September 27, 2010

VIA FACSIMILE  AND EDGAR

Anne Nguyen Parker
Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Anne Nguyen Parker:

RE: BONTAN CORPORATION INC. – Amendment # 3 to Registration Statement on Form F-1 (file # 333-164935)

We refer to your letter of July 19, 2010.

We have now filed Amendment # 3 to the Registration Statement on Form F-1 on EDGAR.

Our responses to your review comments are as follows in the same order:

1.
All subscriptions under our private placement financing were received from investors who were either our existing shareholders, known to and introduced by our existing shareholders and manager of our subsidiary, IPC Cayman ( 32 private placees – of which 25 were introduced by H Howard Cooper, the manager of IPC Cayman ) or introduced by agents. None of these investors independently contacted our office or our agents or were solicited on the basis of the registration statement filed. Further, Bontan did not conduct any separate marketing activity related to the registered resale offering at the time of the private placement.

2.
Approximately 29.2 million shares and 32 million warrants were issued subsequent to December 31, 2009 under the private placement that closed on April 30, 2010. Given below is a summary of their origins:

# of shares and warrants	Origins of subscriptions
24,102,500	subscribed by our existing shareholders or their associates
10,000,000	subscribed through our Israeli agent
4,400,000	subscribed by our existing lenders
3,000,000	subscribedprior to December 2009 but formalities completed after that date
19,600,000	subscribed through the manager of our subsidiary and Canadian agent
61,102,500

3.	Revised as required in our amendment # 3. Upon effectiveness of this registration statement, we intend to file a separate resale registration statement that covers the excluded shares.
4.
We have introduced a new corporate governance page under the Investor Relations tab on our web site containing the disclaimer titled “ Cautionary Note to U.S. Investors” which contains the recommended caution.

5.	The recommended chart is included in amendment # 3 – at two places, under Prospectus summary, page 1 and under Information on Bontan.
6.	Executive compensation table is now updated and includes the compensation under bonus paid to CEO in amendment # 3. We have accounted for this expense in our financials for the fiscal year 2010.
7.	Revised in amendment # 3 under selling shareholders.
8.	Revised to include the issued and cancelled shares to PetroMed in amendment # 3 under Share Capital.

Please contact the undersigned for any further information in the matter.

Sincerely

Kam Shah
Chief Executive Officer

C.C.           Jeffrey C Robins Esq,  Messerli & Kramer P.A.